Platinum Group Metals Ltd.

Condensed Consolidated Interim Financial Statements
(Unaudited - all amounts in thousands of United States Dollars unless otherwise noted)
For the period ended May 31, 2019

Filed: July 15, 2019

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	May 31,	August 31,
	2019	2018
ASSETS

Current
Cash	$1,252	$3,017
Restricted Cash – Waterberg	-	126
Marketable Securities (Note 3)	-	7,084
Amounts receivable	435	863
Prepaid expenses	137	226
Total current assets	1,824	11,316

Performance bonds	71	70
Exploration and evaluation assets (Note 4)	35,904	29,406
Property, plant and equipment	522	1,057
Total assets	$38,321	$41,849

LIABILITIES

Current
Accounts payable and other liabilities	$2,191	$3,572
Loan payable (Note 5)	45,429	-
Total current liabilities	47,620	3,572

Loans payable (Note 5)	-	42,291
Convertible notes (Note 6)	16,110	14,853
Warrant derivative (Note 8)	1,229	663
Total liabilities	$64,959	$61,379

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	$824,980	$818,454
Contributed surplus (Note 7)	26,521	25,950
Accumulated other comprehensive loss	(157,381)	(159,742)
Deficit	(735,087)	(715,344)
Total shareholders’ deficit attributable to shareholders of Platinum Group Metals Ltd.	(40,967)	(30,682)

Non-controlling interest	14,329	11,152
Total shareholders’ deficit	(26,638)	(19,530)
Total liabilities and shareholders’ deficit	$38,321	$41,849

Going Concern (Note 1)
Contingencies and Commitments (Note 10) Subsequent Events (Note 13)
Approved by the Board of Directors and authorized for issue on July 15, 2019

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2019	2018	2019	2018

Expenses
General and administrative	$884	$1,513	$3,793	$4,644
Interest	2,349	5,083	7,331	14,938
Foreign exchange (gain) loss	1,551	726	2,109	3,925
Stock compensation expense (Note 7)	505	10	521	62
Closure, care and maintenance costs	-	1,303	(509)	14,231
	$5,289	$8,635	$13,245	$37,800

Other Income
Loss (Gain) on fair value derivatives and warrants
(Note 6,8)	(1,589)	(758)	839	(2,687)
Loss on Asset Held for Sale	-	2,305	-	2,305
Loss (Gain) on fair value of marketable securities (Note 3)	-	692	(609)	692
Net finance income	(18)	(153)	(338)	(505)
Loss for the period	$3,682	$10,721	$13,137	$37,605

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(1,153)	(1,195)	(2,361)	(8,277)

Comprehensive loss for the period	$2,529	$9,526	$10,776	$29,328

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	3,682	10,572	13,137	35,240
Non-controlling interests	-	149	-	2,365
	$3,682	$10,721	$13,137	$37,605

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	2,529	13,973	10,776	26,963
Non-controlling interests	-	(4,447)	-	2,365
	$2,529	$9,526	$10,776	$29,328

Basic and diluted loss per common share	$0.11	$0.61	$0.42	$2.24

Weighted average number of common shares outstanding:
Basic and diluted	33,480,901	17,396,129	30,980,173	15,758,752

The accompanying notes are an integral part of the condensed consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance August 31, 2017	14,846,938	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	69	-	-	69	-	55
Shares issued for interest on convertible note	244,063	691	-	-	-	691	-	691
Units issued – financing	13,254,486	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(1,979)	-	-	-	(1,979)	-	(1,979)
Equity impact from partial sale of Waterberg	-	-	-	-	15,239	15,239	1,962	17,201
Non-controlling interest impact of the sale of Maseve	-	-	-	(11,521)	(7,306)	(18,827)	18,827	-
Contributions of Waterberg JV Co	-	-	-	-	-	-	3,259	3,259
Foreign currency translation adjustment	-	-	-	8,277	-	8,277	-	8,277
Net loss for the period	-	-	-	-	(35,240)	(35,240)	(2,365)	(37,605)
Balance May 31, 2018	28,345,487	$818,163	$25,939	$(173,749)	$(694,924)	$(24,571)	$9,775	$(14,976)
Stock based compensation	-	-	11	-	-	11	-	11
Shares issued for interest on convertible note	757,924	725	-	-	-	725	-	725
Unit issuance costs	-	(434)	-	-	-	(434)	-	(434)
Non-controlling interest impact of the sale of Maseve	-	-	-	407	(384)	23	(23)	-
Equity impact from the partial sale of Waterberg	-	-	-	-	(1,067)	(1,067)	-	(1,067)
Contributions of Waterberg JV Co	-	-	-	-	-	-	1,377	1,377
Foreign currency translation adjustment	-	-	-	(1,927)	-	(1,927)	-	(1,927)
Tax impact from Waterberg and other equity transactions	-	-	-	15,527	(15,527)	-	-	-
Net loss for the period	-	-	-	-	(3,442)	(3,442)	23	(3,419)
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)
IFRS 9 transition adoption on September 1, 2018[1]	-	-	-	-	(5,781)	(5,781)	-	(5,781)
Balance September 1, 2018 (restated)	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	571	-	-	571	-	571
Shares issued for interest on convertible note	545,721	687	-	-	-	687		687
Share issuance – financing	3,124,059	4,155	-	-	-	4,155		4,155
Share issuance costs	-	(153)	-	-	-	(153)	-	(153)
Warrants exercised	968,770	1,837	-	-	-	1,837	-	1,837
Contributions of Waterberg JV Co	-	-	-	-	(825)	(825)	3,177	2,352
Foreign currency translation adjustment	-	-	-	2,361	-	2,361	-	2,361
Net loss for the period	-	-	-	-	(13,137)	(13,137)	-	(13,137)
Balance May 31, 2019	33,741,961	$824,980	$26,521	$(157,381)	$(735,087)	$(40,967)	$14,329	$(26,638)

___________________________
1 See Note 2 and Note 5 below for details.

The accompanying notes are an integral part of the condensed consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States Dollars)

	For the nine months ended
	May 31,	May 31,
	2019	2018

OPERATING ACTIVITIES
Loss for the period	$(13,137)	$(37,605)

Add items not affecting cash:
Depreciation	187	251
Interest expense	7,331	14,938
Unrealized foreign exchange gain (loss)	99	(116)
Loss on assets held for sale	-	2,305
Gain (Loss) on fair value of convertible debt derivatives	839	(2,687)
(Gain) Loss on marketable securities	(609)	692
Stock compensation expense	521	62
Net change in non-cash working capital (Note 11)	747	117
	$(4,022)	$(22,043)

FINANCING ACTIVITIES
Share issuance – warrant exercise	$1,646	$-
Proceeds from issuance of equity	4,155	19,882
Equity issuance costs	(153)	(2,120)
Cash received from sale of Maseve	-	62,000
Interest paid	-	(1,014)
Cash proceeds from debt	-	10,000
Debt principal repayments	(8,023)	(75,251)
Cash received from Waterberg partners	2,367	-
Costs associated with the debt	(3)	(899)
	(11)	12,598

INVESTING ACTIVITIES
Proceeds from partial sale of interest in Waterberg	$-	$17,190
Restricted cash (Waterberg)	-	(5,000)
Cash received from sale of marketable securities	7,951	-
Expenditures from restricted cash (Waterberg)	126	4,002
Fees paid on asset held for sale	-	(1,000)
Proceeds from the sale of concentrate	-	2,016
Waterberg exploration expenditures	(6,139)	(5,759)
	1,938	11,449

Net decrease in cash and cash equivalents	(2,095)	(7,510)
Effect of foreign exchange on cash and cash equivalents	330	(189)
Cash and cash equivalents, beginning of period	3,017	3,414

Cash and cash equivalents, end of period	$1,252	$5,229

The accompanying notes are an integral part of the condensed consolidated financial statements.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries (collectively with the Company, the “Group”) as at May 31, 2019 are as follows:

		Place of	Proportion of ownership
		incorporation	interest and voting power held
		and	May 31,	August 31,
Name of subsidiary	Principal activity	operation	2019	2018

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	37.05%

1 The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) and Waterberg JV Resources (Pty) Ltd. for accounting purposes.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. The Company had a loss of $13.3 million during the nine-month period, negative working capital and has negative equity amounting to $26.6 million as at May 31, 2019. At May 31, 2019, the Company was indebted $43.0 million pursuant to the LMM Facility (as defined below). This debt is due October 31, 2019. Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company). The Company currently has limited financial resources and has no sources of operating income at present.

The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the exercise of warrants, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

These condensed consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company’s annual consolidated financial statements as at and for the year ended August 31, 2018, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective for fiscal periods beginning on or after January 1, 2018.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Change in Accounting Policy – IFRS 9

The Company adopted all of the requirements of IFRS 9 as of September 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model.

As the Company is not restating prior periods, management has recognized the effects of modified retrospective application at the beginning of the fiscal 2019 reporting period, which included the date of initial application. Therefore, on September 1, 2018 the adoption of IFRS 9 resulted in a decrease in deficit of $5.8 million with a corresponding increase in the carrying value of the Liberty loan for the same amount. See Note 5 for further details.

The following is the Company’s new accounting policy for financial instruments since adoption of IFRS 9 on September 1, 2018:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and the debt’s contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Loans and receivables	Amortized cost
Marketable securities	Available for sale (designated to profit and loss)	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities:
Accounts payable	Other liabilities	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debenture	Other financial liabilities	Other financial liabilities
Convertible debenture derivative	Fair value through profit or loss	Fair value through profit or loss
Warrants	Fair value through profit or loss	Fair value through profit or loss

Presentation Currency

The Company’s presentation currency is the United States Dollar (“USD”). All amounts in these financial statements are presented in thousands of USD unless otherwise noted.

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Period-end rate:	R14.6127 (August 31, 2018 R14.6883)
9-month period average rate:	R14.2436 (May 31, 2018 R12.7354)

CAD/USD
Period-end rate:	CAD$1.3527 (August 31, 2018 CAD$1.3055)
9-month period average rate:	CAD$1.3267 (May 31, 2018 CAD$1.2665)

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases and related interpretations. Save for limited exceptions, all leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i)	Assets and liabilities for all leases with a term of more than 12 months, unless the underlying assets is of low value; and

ii)	Depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019. As the Company’s year end is August, the first effective year will be fiscal 2020. The adoption of this standard will result in the recording of a lease asset and a corresponding lease liability on the statements of financial position.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Based on the Company’s current leasing activity, the adjustment will not be significant.

3.	MARKETABLE SECURITIES

As part of the consideration of the sale of the Maseve Mine, the Company was granted 4,524,279 common shares of Johannesburg Stock Exchange listed Royal Bafokeng Platinum Ltd. (“RBPlats”). While these marketable securities were owned by the Company they were designated as fair value through profit and loss (“FVTPL”) with changes in fair value recorded through profit or loss. On December 14, 2018, the Company sold these shares for $7.8 million and realized a gain of $609 in the current nine month period.

4.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2017	$22,900
Additions	9,096
Foreign exchange movement	(2,590)
Balance, August 31, 2018	$29,406
Additions	6,377
Foreign exchange movement	121
Balance, May 31, 2019	$35,904

Waterberg

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. (“Implats”):

a)

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs, which was held as restricted cash with no balance remaining as at May 31, 2019 ($0.1 million remaining at August 31, 2018). Implats has contributed its 15.0% pro rata share of Definitive Feasibility Study (“DFS”) costs to date. Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b)

Acquired an option (the “Purchase and Development Option”) whereby upon completion and approval by Waterberg JV Co. or Implats of the DFS, Implats will have a right within 90 days to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

c)	Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo’s share of expenditures prior to this agreement were covered by the Company and subsequent expenditures on the non-JV property are still owed to the Company ($4.4 million). The portion of Mnombo not owned by the Company, calculated at $6.6 million at May 31, 2019 ($5.8 million – August 31, 2018), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This funding requirement was completed as an amount of $8 million was funded by JOGMEC to March 31, 2016, which was followed by two $6 million tranches spent in each of the following two 12-month periods ending March 31, 2018.

To May 31, 2019 an aggregate total of $67.9 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was held in the Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

5.	LOAN PAYABLE

On November 20, 2015, the Company drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5% . LMM held the first lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

During fiscal 2018 the Company made payments to Liberty totalling $23.1 million. These payments first settled the production payment termination accrual of $15 million. The remaining $8.1 million was then applied against the loan and accrued interest owing. On January 11, 2019 the Company repaid a further $8.0 million to Liberty from the proceeds for the sale of the RBPlats shares, (see Note 3 for further details). The Company owed Liberty approximately $43.0 million if the loan had been repaid at May 31, 2019.

The Loan agreement has had multiple amendments. Under IAS 39, when an entity makes an amendment it must decide whether the modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt is recorded at fair value and a gain/loss recognized in income for the difference between the carrying amount of the ‘old’ debt and the ‘new’ debt. This extinguishment accounting remains the same under IFRS 9.

However, accounting under the newly adopted IFRS 9 differs where the change was not significant enough to be an extinguishment. Under IAS 39, modifications would not lead to an immediate income change because the entity would typically discount the cash flows of the modified debt at a revised effective interest rate. However, under IFRS 9, the cash flows under the modified debt should be rediscounted at the original effective interest rate. This leads to an immediate income charge on the date of the modification.

Effective September 1, 2018 the Company adopted IFRS 9 which was applied to the Liberty loan retrospectively. The implementation of IFRS 9 resulted in an increase in the carrying value of $5.8 million with a corresponding decrease in deficit also being recognized. At May 31, 2019 the effective interest rate is 17.8% while the actual interest rate has remained at LIBOR plus 9.5% .

The Liberty loan is due October 31, 2019 with no payments owed until October 31, 2019. The Company was not in default of any covenants on the LMM Facility at May 31, 2019.

Brokerage Fees

There are certain brokerage fees that will become due when the Company’s secured debt is repaid in full. As these fees are contingent on the repayment of secured debt, they are grouped with the debt as follows:

LMM Facility	$42,701
Brokerage Fees	2,728
Loan Payable	$45,429

6.	CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Convertible Notes at the Company’s election to not file a prospectus and a registration statement for the Convertible Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Convertible Notes became freely tradable by holders other than affiliates, the Convertible Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Upon maturity the Convertible Notes are to be settled by the Company in cash. The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017. After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $691.11 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $724.78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 1, 2019 the Company paid $687 of bi-annual interest payable on outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the year	(95)
Interest payments	(1,416)
Accretion and interest incurred during the year	2,378
Debt portion of the Convertible Notes August 31, 2018	14,792
Embedded Derivatives balance August 31, 2018 (see below)	61
Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(39)
Interest payments paid in cash	(687)
Accretion and interest incurred during the period	1,821
Embedded Derivatives balance May 31, 2019 (see below)	162
Convertible Note balance May 31, 2019	$16,110

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $61 at August 31, 2018, then $162 at May 31, 2019 resulting in a loss of $101 for the period. Combined with the loss on the warrant derivative (Note 8) of $738, this results in a loss of $839.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

The assumptions used in the valuation model used at May 31, 2019 and August 31, 2018 include:

Valuation Date	May 31, 2019	August 31, 2018
Share Price (USD)	$1.30	$1.00
Volatility	72.43%	72.43%
Risk free rate	2.17%	2.71%
Credit spread	11.58%	11.58%
All-in rate	13.75%	14.30%
Implied discount on share price	- %	-%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

7.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018. The purpose of the consolidation was to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement. All share numbers in these financial statements are presented on a post consolidation basis.

At May 31, 2019, the Company had 33,741,961 shares outstanding.

Fiscal 2019

On February 4, 2019, the Company announced it had closed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million. A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

During the nine-month period ended May 31, 2019, the Company issued 968,770 shares upon the exercise of 968,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

Fiscal 2018

On May 11, 2018 the Company announced a private placement offering of 1,509,100 units at a price of US$1.50 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$1.70. The private placement was contingent on the closure of the public offering that closed May 15, 2018 outlined below. See note 8 for valuation of the warrants.

On May 15, 2018 the Company announced it had closed a public offering of 11,745,386 units at a price of US$1.50 per unit for gross proceeds for $17.6 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$1.70. See note 8 for valuation of the warrants. Total unit issuance costs of $2.5 million were incurred for the private placement and public offering

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

On January 2, 2018 and July 3, 2018, the Company issued 244,063 and 757,924 respectively in settlement of $691.11 and $724,78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes. See Note 6 for further details.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

		Average Exercise
	Number of Shares	Price CAD$
Options outstanding at August 31, 2017	438,228	46.50
Forfeited	(129,678)	41.50
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at May 31, 2019	1,554,000	2.61

During the nine months ended May 31, 2019 the Company granted 1,554,000 stock options. The stock options granted in the current period vest in four equal annual stages commencing on the date of the grant on April 9, 2019. The Company recorded $519 ($452 expensed and $67 capitalized to mineral properties) of compensation expense for the period ended May 31, 2019.

During the nine months ended May 31, 2019, 46,300 share options expired while the Company cancelled a further 262,250 share options by mutual agreement.

Stock options	Stock options		Average Remaining
outstanding at May	exercisable at May	Exercise Price	Contractual Life
31, 2019	31, 2019	CAD$	(Years)
1,554,000	388,500	2.61	4.86

During the year ended August 31, 2018 the Company did not grant any options.

(d)	Deferred Share Units

The Company has established a deferred share unit (“DSU”) plan for non-executive directors. Each DSU has the same value as one Company common share. DSU’s must be retained until the director leaves the Board of Directors, at which time the DSU’s are paid.

The DSU liability at May 31, 2019 is $17. During the nine month period ended May 31, 2019 an expense of $17 was recorded in relation to the outstanding DSUs (May 31, 2018 - $Nil). At May 31, 2019, 150,809 DSUs have been issued with 11,478 fully vested.

(e)	Restricted Share Units

The Company has established a restricted share unit (“RSU”) plan for certain employees of the Company. Each RSU has the same value as one Company common share. RSU’s vest over a three year period.

The RSU liability at May 31, 2019 is $36. During the nine-month period ended May 31, 2019 an expense of $36 was recorded ($30 expensed and $6 capitalized) in relation to the outstanding RSUs, (May 31, 2018 $Nil). At May 31, 2019, 223,443 RSU’s have been issued. No RSUs had vested at May 31, 2019.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

8.	WARRANT DERIVATIVE

The exercise price of the Company’s outstanding warrants is denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar. Therefore, the warrants are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method. An initial valuation of $1,171 was attributed to the warrants which included $157 of unit issuance costs being attributed to the value of the warrants. As the warrants are publicly traded on the TSX the value of the warrants at each period is estimated by using the warrant TSX closing price on the last day of trading in the applicable period. At May 31, 2019 the warrants were trading at US$0.01 (US$0.005 at August 31, 2018) resulting in a value of $2,457 being attributed to the warrants and loss of $738 being recognized in the current nine-month period. When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 6) this results in a net loss of $839 on derivatives.

9.	RELATED PARTY TRANSACTIONS

Except for the LMM Facility, all amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties. Transactions with related parties are as follows:

(a)	During the period ended May 31, 2019 $155 ($161 – May 31, 2018) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the period ended May 31, 2019, the Company accrued payments of $41 ($43 – May 31, 2018) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. All amounts due from West Kirkland have been paid subsequent to period end.

(c)

On May 15, 2018 the Company closed a private placement for 1,509,100 units with Hosken Consolidated Investments Limited (“HCI”). Also, on May 15, 2018, HCI participated for an additional 2,490,900 units in the Company’s separate public offering (See Note 7 (b) above for more details). By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of May 31, 2019, including shares purchased on the open market, HCI owned approximately 19.9% of the Company’s outstanding common shares.

(d)

During fiscal 2016 the Company entered into the LMM Facility with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. For full details on this transaction please refer to Note 5 above.

10.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,044 to March 2022.

Contractor payments are based on approximate costs to complete services remaining at Waterberg.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

From period end the Company’s aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years		> 5 Years	Total
Lease Obligations	$410	$330	$275	$	- $	1,015
Contractor payments	1,356	-	-		-	1,356
Convertible Note[1]	1,374	2,749	20,677		-	24,800
LMM Facility (Note 5)	45,717	-	-		-	45,717
Totals	$48,857	$3,079	$20,952	$	- $	72,888

1The convertible note and related interest can be settled at the Company’s discretion in cash or shares

Africa Wide Legal Action

The Company reports that it is in receipt of a summons issued by Africa Wide whereby Africa Wide has instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction. RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion. The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand. Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA’s audited financial statements. During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018. SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability. SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings. On the advice of the Company’s legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019. The Company also met with SARS, together with the Company’s advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have. At present this matter is unresolved. Any tax assessment issued by SARS will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA’s exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.49 million at period end based on the daily exchange rates reported by the Bank of Canada on May 31, 2019). For fiscal years 2017 and 2018 the Company estimates that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS. SARS may apply interest and penalties to any amounts due, which could be substantial. The Company believe its accounting classification of the shareholder loan is correct and that no tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment. Any assessment could have a material adverse effect on the Company’s business and financial condition.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

11.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	May 31, 2019	May 31, 2018
Amounts receivable, prepaid expenses and other assets	$500	$(275)
Accounts payable and accrued liabilities	247	392
	$747	$117

12.	SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada and South Africa. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At May 31, 2019	Assets	Liabilities
Canada	$1,479	$63,443
South Africa	36,842	1,516
	$38,321	$64,959

At August 31, 2018	Assets	Liabilities
Canada	$3,333	$58,396
South Africa	38,516	2,983
	$41,849	$61,379

Comprehensive Loss for the period ended	May 31, 2019	May 31, 2018

Canada	$10,197	$15,035
South Africa	579	14,293

	$10,776	$29,328

13.	SUBSEQUENT EVENTS

Warrant Exercise by HCI

On June 20, 2019 HCI increased its ownership interest in the Company as a result of the exercise of certain common share purchase warrants to purchase 80,000 common shares at $1.70 per common share. Following the warrant exercise, HCI beneficially held 6,782,389 common shares of the Company, representing 20.05% of the Company’s issued and outstanding common shares.

Private Placement by HCI

On June 28, 2019 the Company closed a non-brokered private placement with HCI for gross proceeds of $1.3 million. In connection with the private placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share. On a non-diluted basis and after giving effect to the private placement, HCI’s ownership percentage has increased from 20.05% to 22.60% of the Company’s issued and outstanding common shares. The Company did not pay any finder’s fees in connection with the private placement.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars)

Lion Battery Technologies Inc.

Subsequent to period end, on July 11, 2019, the Company, together with an affiliate of Anglo American Platinum Limited (“AAP”), launched a new venture through a jointly owned company, Lion Battery Technologies Inc. (“Lion”), to accelerate the development of next generation battery technology using platinum and palladium. AAP and the Company have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over approximately a three to four year period. AAP and the Company have each invested an initial $550,000 into Lion in exchange for 1,100,000 preferred shares each. In addition, the Company invested $4,000 as the original founder’s round into Lion in exchange for 400,000 common shares at a price of $0.01 per share.

Lion has entered into an agreement with Florida International University (“FIU”) to fund a $3.0 million research program over approximately a three year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability. Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts. Under the terms of the agreement with FIU, Lion will advance funding to FIU in four tranches. The first tranche totaling $1.0 million is to be funded by Lion to in mid July 2019. Lion is also required to pay FIU a one-time fee of $50,000 in mid July 2019. Three subsequent tranches of $666,667 each will be funded approximately every six months based on the attainment of research milestones by FIU. Investment into Lion by AAP and the Company in excess of the $3.05 million earmarked for FIU is to be utilized by Lion for general and administrative costs and for future commercialization efforts by Lion. If the Company should fail to contribute its share of a required subscription to Lion it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.